SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended........ August 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from................................ to ....

Commission file number......1-11288 (Actuant Corporation)

A. Full title of the plan and the address of the plan, if different, from that of the issuer named below:

Actuant Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ACTUANT CORPORATION
6100 North Baker Road
Milwaukee, Wisconsin 53209

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(K) PLAN

Date: February 25, 2003

Timothy J. Teske
Plan Administrative Committee Member

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-42353 and 333-60564) of Actuant Corporation of our report dated February 19, 2003 relating to the financial statements of the Actuant Corporation 401(k) Plan, which appear in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 24, 2003

PRICEWATERHOUSECOOPERS

Actuant Corporation 401(k) Plan

Financial Statements and Report
August 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

Actuant Corporation 401(k) Plan
Index to Financial Statements

* Other schedules required by the Department of Labor have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Participants and Administrator of the
Actuant Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Actuant Corporation 401(k) Plan (the "Plan") at August 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedules that accompany the Plan's financial statements do not disclose the historical cost of certain nonparticipant-directed plan assets held by the plan trustee and the historical cost of certain nonparticipant-directed sales of plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

February 19, 2003

Actuant Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
August 31, 2002 and 2001

	2002	2001
Assets		
Investments:		
Participant-directed investments (See Note 3)	$ 30,893,383	$ 41,469,515
Nonparticipant-directed investments (see Note 4)	11,982,864	6,585,760
Participant loans	736,295	674,462
Total investments	43,612,542	48,729,737
Receivables:		
Employer's contribution	29,349	1,046,633
Participants' contributions	84,073	-
Total receivables	113,422	1,046,633
Net assets available for benefits	$ 43,725,964	$ 49,776,370

The accompanying notes are an integral part of these financial statements.

Actuant Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended August 31, 2002 and 2001

	2002	2001
Additions		
Additions to net assets attributed to:		
Investment (loss) income:		
Net depreciation in fair value of investments	$ (3,169,046)	$ (34,428,712)
Interest and dividends	877,512	2,796,814
	(2,291,534)	(31,631,898)
Contributions:		
Employer's	779,301	3,344,088
Rollovers	350,290	276,538
Participants'	2,314,628	2,651,380
	3,444,219	6,272,006
Net additions	1,152,685	(25,359,892)
Deductions		
Deductions from net assets attributed to:		
Benefits paid to participants	7,203,091	26,980,688
Administrative expenses	-	6,651
Total deductions	7,203,091	26,987,339
Net decrease prior to plan transfers	(6,050,406)	(52,347,231)
Transfers to other plans, net	-	(5,065,155)
Net decrease	(6,050,406)	(57,412,386)
Net assets available for benefits:		
Beginning of year	49,776,370	107,188,756
End of year	$ 43,725,964	$ 49,776,370

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Actuant Corporation 401(k) Plan, formerly the APW 401(k) Plan, (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General
The Plan operates as a 401(k) salary reduction plan. Generally, all employees of domestic subsidiaries of Actuant Corporation (formerly d/b/a Applied Power Inc.) (the "Company") who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those covered by a collective bargaining agreement. Employees of acquired companies are added to the Plan at the discretion of the Company.

On January 25, 2000, the Company's board of directors authorized various actions intended to enable Applied Power Inc. to distribute its Electronics segment ("APW Ltd.") to its shareholders (the "Distribution"). In the Distribution, Applied Power Inc.'s shareholders received one share of APW Ltd. common stock for each Applied Power Inc. common share. As a result, APW Ltd. became a separately traded, publicly held company. The Distribution was approved by Applied Power Inc.'s board of directors on July 7, 2000 and shares of APW Ltd. were distributed to Applied Power Inc. shareholders of record at July 21, 2000, effective July 31, 2000. As a result of the Distribution, participants of the Plan received one share in the APW Ltd. Stock Fund for every share held in the APW Stock Fund.

During 2001, net assets totaling $5,065,155 were transferred to the Barry Wright Corporation 401(k) Plan and the Teleflex, Inc. Voluntary Investment Plan as the result of the sale of certain divisions of the Company.

In conjunction with the spin-off of APW Ltd. from Applied Power Inc., effective January 11, 2001, Applied Power Inc. changed its name to Actuant Corporation. The Company amended the Plan during 2001, to change the Plan's name to the Actuant Corporation 401(k) Plan.

In May 2002, APW Ltd. commenced prepackaged bankruptcy cases in the United States Bankruptcy Court for the Southern District of New York. Participants in the Plan who held shares in the APW Ltd. Stock Fund were given the opportunity to sell their shares and transfer the proceeds to any of the other investment options in the Plan until July 12, 2002. Shares held in the APW Ltd. Stock Fund on July 12, 2002 were automatically sold at $0.024 per share, and the proceeds were transferred to the Strong Stable Value Fund.

Effective September 1, 2001, Strong Retirement Services, Inc. became the recordkeeper of the Plan, and UMB Bank, N.A. became the trustee. Prior to that date, Fidelity Management Trust Company was the trustee and recordkeeper of the Plan.

Contributions
Participating employees may make voluntary pre-tax contributions of between 2% and 19% of qualifying compensation, subject to certain Internal Revenue Service ("IRS") limitations. Participants are also allowed to make additional contributions not to exceed 5% of qualifying compensation on an after-tax basis, subject to certain limitations. The Company makes a matching contribution to each participant's account equal to 100% of the first $300 of the participant's pre-tax contributions, plus 25% of the participant's pre-tax contributions between

$300 and 6% of the participant's eligible compensation, as defined in the Plan. Company matching contributions are automatically invested in the Actuant Stock Fund.

At the end of each plan year, the Company makes a "core" contribution to the accounts of all eligible participants equal to at least 3% of the participant's eligible compensation. Participants must be employed by the Company on the last day of the plan year end and must have at least 1,000 hours of service in the plan year to be eligible for the core contribution. If the participant meets the service requirement but is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year. Core contributions are automatically invested in the Actuant Stock Fund.

Investment Options
Participants may direct the investment of the portion of their account balances attributable to voluntary contributions plus earnings thereon in any integral multiple of 1% to any of the defined investment options. Participants who are age 50 or older and have completed five years of vesting service may direct the investment of one-half of their Company contribution into any of the investment options. Participants may change their investment options at any time.

Participant Accounts
Each participant's account is credited with contributions and an allocation of plan earnings, and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. Administrative expenses of the Plan, other than investment fees and participant loan fees, are paid directly by the Company.

Vesting
Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability, or retirement while employed by the Company, participants become fully vested in their entire account balances. Participants with at least three years of vesting service as of January 1, 1998 are considered to be fully vested in the portion of their account balances attributable to Company matching and core contributions. Participants normally vest in their Company matching and core contributions according to the following schedule:

Years of Vesting Service	Percentage Vested
Less than 3 years	0%
At least 3 but less than 5 years	50%
5 years or more	100%

Payment of Benefits
At retirement, death, disability or termination, participants or their beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments, or a direct transfer to an eligible retirement plan. If a participant's vested account balance is less than $5,000 it will automatically be distributed in the form of a lump-sum payment. Participants may elect to receive distributions from the Actuant Stock Fund in Company stock. All other distributions are made in cash. In the event of hardship, participants may withdraw a portion of their vested account balances as defined by the Plan.

Participant Loans
A participant may receive a loan from the Plan in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant's vested account balance attributable to voluntary and Company matching contributions plus earnings thereon or $50,000. Loans bear an interest rate of the prime rate plus 1%. Loans and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the loan is used to purchase the principal residence of the participant, in which case the term of the loan will be a reasonable period not to exceed 20 years, as defined by the plan document and determined by the plan administrator.

Forfeited Accounts
Any non-vested portions of terminated accounts will be used to reduce future employer contributions. Forfeitures used to reduce employer contributions amounted to $843,000 and $0 for the plan years ended August 31, 2002 and 2001, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Reclassifications
Certain reclassifications have been made to the August 31, 2001 financial statements to conform to the presentation used in the current year.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation
The Plan's investments are stated at fair value. The fair value of the Plan's investments in common stock and mutual funds is based on quoted market prices. Participant loans are stated at their unpaid principal balances.

In 2001, the Plan maintained the Fidelity Managed Income Portfolio as one of its investment options available to participants. The fair value of the Fidelity Managed Income Portfolio was determined by Fidelity Management Trust Company. The common trust fund invested in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that met the high credit quality standards established by Fidelity Management Trust Company. The investment contracts were recorded at contract value (which represented contributions received, plus interest, less plan withdrawals), which approximated fair value at August 31, 2001. Effective September 1, 2001, in connection with the change in trustees of the Plan (see Note 1), the Fidelity Managed Income Portfolio was eliminated as an investment option in the Plan and the Strong Stable Value Fund was added.

The fair value of the Strong Stable Value Fund is determined by Strong Investments, Inc. The common trust fund invests in short-term and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the high credit quality standards established by Strong Investments, Inc. The investment contracts are recorded at contract value (which represents contributions received, plus interest, less plan withdrawals), which approximates fair value at August 31, 2002.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Risks and Uncertainties
The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets:

	August 31, 2002	August 31, 2001
Actuant Common Stock	$ 11,982,864 *	$ 6,517,578 *
Strong Stable Value Fund	8,507,875	-
Strong Growth & Income Institutional Fund	6,306,845	-
Strong Moderate Portfolio Fund	4,018,269	-
Strong Institutional Growth Fund	3,365,924	-
Barclays Global Equity Index Fund	3,225,220	-
Fidelity Magellan Fund	-	9,014,041
Fidelity Growth Company Fund	-	5,456,234
Fidelity Balanced Fund	-	4,986,760
Fidelity Managed Income Portfolio	-	8,741,255
Fidelity Spartan U.S. Equity Index Fund	-	4,366,067
APW Ltd. Common Stock	-	4,168,992

* Nonparticipant-directed.

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,169,046 and $34,428,712, respectively, as follows:

	2002	2001
Mutual funds	$ (4,469,927)	$ (12,147,959)
Common stocks	1,300,881	(22,280,753)
	$ (3,169,046)	$ (34,428,712)

4. **Nonparticipant-Directed Investments**

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	August 31,	
	2002	2001
Net Assets:		
Common stock	$ 11,982,864	$ 6,517,578
Interest bearing cash	-	68,182
Contributions receivable	29,349	1,046,633
	$ 12,012,213	$ 7,632,393

	For the year ended August 31,	
	2002	2001
Changes in Net Assets:		
Contributions	$ 943,882	$ 4,214,781
Interest and dividends	-	1,497
Net appreciation (depreciation)	5,466,942	(137,494)
Benefits paid to participants	(1,513,862)	(1,063,287)
Administrative expenses	-	(886)
Transfers to other plans, net	-	(295,933)
Transfers from (to) participant-directed investments	(517,142)	303,361
	$ 4,379,820	$ 3,022,039

5. Tax Status

The IRS has determined and informed the Company in a letter dated May 8, 1998, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

7. Party-in-Interest Transactions

Certain plan investments represent shares of mutual funds and a common trust fund managed by Fidelity Management Trust Company prior to September 1, 2001 and Strong Investments, Inc. (an affiliate of Strong Retirement Plan Services, Inc.) on and after September 1, 2001 (see Note 1), shares of employer securities, and participant loans. Therefore, transactions involving these investments qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Actuant Corporation 401(k) Plan
Form 5500, Schedule of Assets (Held at End of Year) as of August 31, 2002

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
	Barclays Global Investors	392,840 shares, Barclays Global Equity Index Fund	**	$ 3,225,220
	Davis Funds	6,978 shares, Davis NY Venture Fund	**	151,555
	Franklin Templeton Investments	3,438 shares, Franklin Small-Mid Cap Growth Fund	**	75,423
	Janus Distributors, Inc.	46,265 shares, Janus Advisor International Fund	**	901,714
*	Strong Investments, Inc.	92,792 shares, Strong Advisor Small Cap Value Fund	**	1,781,603
*	Strong Investments, Inc.	380,618 shares, Strong Growth & Income Institutional Fund	**	6,306,845
*	Strong Investments, Inc.	244,439 shares, Strong Institutional Growth Fund	**	3,365,924
*	Strong Investments, Inc.	10,904 shares, Strong Opportunity Fund	**	321,436
*	Strong Investments, Inc.	194,193 shares, Strong Advisor Bond Fund	**	2,077,867
*	Strong Investments, Inc.	8,507,875 units, Strong Stable Value Fund	**	8,507,875
*	Strong Investments, Inc.	4,889 shares, Strong Aggressive Portfolio Fund	**	38,917
*	Strong Investments, Inc.	13,751 shares, Strong Conservative Portfolio Fund	**	120,735
*	Strong Investments, Inc.	473,294 shares, Strong Moderate Portfolio Fund	**	4,018,269
				$ 30,893,383
*	Actuant Corporation	313,278 shares, Actuant Corporation Common Stock		$ 11,982,864
*	Participant loans	Interest rates ranging from 5.75% to 10.5% Maturities ranging from 2002 to 2021	**	$ 736,295

* Indicates party-in-interest.

** Cost information is not required to be disclosed for participant-directed investments.

See Report of Independent Accountants.

Actuant Corporation 401(k) Plan
Form 5500, Schedule of Reportable Transactions
for the year ended August 31, 2002

Identity of Party Involved	Description of Asset	Number of Transactions	Purchase Price	Selling Price	Cost of Asset	Net Gain or (Loss)
* Actuant Corporation	Common stock	10 Purchases	$ 8,480,078	N/A	$ 8,480,078	N/A
		1 Sale	N/A	$ 6,683,493		

* Indicates party-in-interest.

See Report of Independent Accountants.